JONES DAY

120, RUE DU FAUBOURG ST. HONORE

75008 PARIS

FRANCE

TEL. +33(0)1 56 59 39 39

FAX. +33(0)1 56 59 39 38

April 13, 2007

BY EDGAR AND FACSIMILE

Ms. Christine Adams

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3724

100 F Street, N.E.

Washington, DC 20549

Re:	France Telecom

Form 20-F for the year ended December 31, 2005

File N° 1-14712

Dear Ms. Adams:

We refer to the above-referenced filing of France Telecom (the “Company” or, with its subsidiaries, the “Group”), to the Staff’s comment letters, and to the related conference call on April 3, 2007 between the Staff and the Company.

As indicated during our April 3, 2007 telephone conference call, the Company has attached as Annex A to this letter, a single page flow chart showing the flow of expenses and revenue in respect of the sale of a bundled offer (handset and service contract).

As also indicated during our discussion of April 3, 2007, the Company proposes to include the following additional explanatory material in its Form 20-F for 2006, which would replace the text originally proposed by the Company in the letter of October 20, 2006:

“Multiple-element arrangements

France Telecom’s policy for revenue recognition in instances where multiple deliverables are sold contemporaneously to the same counterparty, is in accordance with EITF issue No. 00-21, “Revenue arrangements with Multiple Deliverables” and IFRS 18.13. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (1) it has value to the customer on a standalone basis and (2) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

When a delivered item does not qualify as a separate unit of accounting, arrangement consideration allocable to that item is combined with the amount allocable to other undelivered items within the arrangement. For example, France Telecom may charge connection fees to the customer as part of some arrangements for telecommunications service. Connection fees are not considered a separate unit of accounting as they do not have value for the customer on a standalone basis. The amount received for these fees is thus reallocated to the subsequent service to be delivered and is recognized in revenue as the service is rendered.”

Additional Points Raised

Please note the following additional information:

1.	Classification of handset costs and distributors’ remuneration in the table on “expense classification by function” (F-133)

The Company confirms that the costs of handsets are included in the costs of goods and services whereas the distributors’ remuneration is shown under selling expenses.

2.	Classification of handsets held by distributors in situations in which the Company concludes that the distributor is its agent for the handset sale

The Company believes that classifying the handsets delivered to the distributor (and not yet sold to the customer) as inventory is appropriate in such situations.

Since the Company has concluded that, although legal title has passed to the distributor, no sale has taken place at the time of delivery to the distributor, classifying the handsets as inventory is consistent with IAS2.34 which states that “when inventories are sold, the carrying amount of [those] inventories shall be recognized as an expense in the period in which the related revenue is recognised”.

Because this situation is not within the scope of those for which disclosure is required by IAS2.36, we have not, to date, disclosed the amount of inventories delivered to distributors and for which legal title has been transferred to such distributors. If, upon collection of the relevant information, it turns out that the amount of inventories held by distributors is material, we would propose, for the period ended 2007, including that amount in the note on “assets covered by commitments” (Note 32.5 F-93).

*            *            *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have further questions, please do not hesitate to call the undersigned at +33.1.56.59.38.72.

Sincerely,

/s/ Linda A. Hesse
Linda A. Hesse

Cc:	Mr. Larry Spirgel

Ms. Ivette Leon

United States Securities and Exchange Commission

Mr. Gervais Pellissier

Mr. Pierre Charreton

France Telecom

Annex A

Please see attached.

Sale of bundled offer (handset + service contract)
Third party
manufacturer
France Telecom
Distributor
(1)
End-customer
T0 - Purchase of
handset
*
T1 - invoice of handset *
T2 - Sale of handset + FT
service contract
* FT rec. price
T3-Subscription
/ traffic revenue
* per month
T2 - Handset subsidy *
(
*)
FT income statement
Revenues
*
*
Equipt revenue *
Service monthly
revenue *
Expenses
T0 *
T1 *
T2    Cost of handset *
T2 Sign up com. *
T3
T2- sign up
commission
*
(1) For a third party distributor (bundled offers are also sold in FT stores)
Cash flow
T0 - Purchase of handset
T1 - Transfer of handset
T2 – End customer buys
the handset and signs up
FT service contract
T3 - Subscription
/ traffic revenue
* FOIA Confidential Treatment
Requested by France Telecom
Voluntarily Submitted